July 10, 2025

Sam Ash
Chief Executive Officer
Bunker Hill Mining Corp.
300-1055 West Hastings Street
Vancouver, BC, Canada V6E 2E9

       Re: Bunker Hill Mining Corp.
           Registration Statement on Form S-1
           Filed June 27, 2025
           File No. 333-288401
Dear Sam Ash:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Selling Shareholders and Certain Beneficial Owners, page 61

1. Please revise to identify the natural person(s) who exercise voting or dispositive control over the shares held by Sprott Private Resource Streaming and Royalty Annex
       US Collector, LP, Sprott Private Resource Streaming and Royalty US Collector, LP
       and Teck Resources Limited. Refer to Item 507 of Regulation S-K and Regulation S-
       K Compliance and Disclosure Interpretations 140.02 available on our website.
Exhibits

2. We note that you have redacted information from Exhibits 10.14. 10.15. 10.19, 10.30,
       Exhibits 10.33 through 10.44, and Exhibits 10.47, 10.48 and 10.49. Please revise the footnotes to the exhibits index to clarify whether you are relying on Item
       601(b)(10)(iv) of Regulation S-K for these redactions, and include the required legend
 July 10, 2025
Page 2

       on the first page of each of the applicable exhibits. Please also ensure that all exhibits containing redacted material are properly denoted in the Exhibits index. In this regard, we note that Exhibits 10.34, 10.40, and 10.49 appear to contain redacted information and are not consistently denoted.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-
551-6548 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Edward Shaoul, Esq.